FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on May 23, 2012, by Panasonic Corporation (the registrant), announced strategies for business domain companies and marketing sector based on ‘Business Policy for FY2013.’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 23, 2012

May 23, 2012

FOR IMMEDIATE RELEASE

Investor Relations Contacts:	Media Contacts:

Haruhiko Sezaki (Japan)	Atsushi Hinoki (Japan)
Investor Relations	Global Public Relations Office
(Tel: +81-6-6908-1121)	(Tel: +81-3-6403-3040)

Yuko Iwatsu (U.S.)	Panasonic News Bureau (Japan)
Panasonic Finance (America), Inc.	(Tel: +81-3-3542-6205)
(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
(Tel: +44-20-3008-6887)

Strategies for Business Domain Companies and Marketing Sector

based on ‘Business Policy for FY2013’

Osaka, Japan, May 23, 2012 - Panasonic Corporation (NYSE : PC/TSE:6752, “Panasonic”) announced business policy for fiscal FY2013 on May 11, 2012. Based on this business policy, the summary of strategies for nine domain companies and one marketing sector is following:

1. AVC Networks Company

1-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	1,330.0	1,376.2
Operating Profit	-72.5	55.2

1-2.	FY2013 Business policy

Target to move back into the black and grow further in the next mid-term

(1) Current business

•	Selection and concentration by focusing on profitability

(2) New business

•	Integrate core technology and IT to build next generation business

1-3.	Business strategy

(1) Restructure TV business

•	Transform business management focusing on from quantity to profitability

•	Reduce fixed cost and downsize business structure to fair size

 TV set business

• Product	: Create competitive products on its strength

• Cost structure	: Thoroughly improve cost structure

• Restructuring	: Completion of domestic sites integration and acceleration of overseas sites restructuring

‚ Panel business

• Fixed cost reduction	: Downsize business structure to fair size

• Increase marginal profit ratio	: Transform business structure from TV to non-TV products

(2) DSC

•	Reestablish LUMIX brand

(3) BD recorder/ player

•	Maintain top market share of BD recorder

(4) Projector

•	Target top market share on sales amount

(5) Notebook PC

•	Sustainably grow business in business and mobile market

1-4.	Towards further growth

•	Restructure current business, strengthen BtoB business and accelerate replacement of business portfolio through creation of new businesses

•	Transform ideas based on from hardware to customer-oriented

•	Create new value integrating our strength and next generation technology

•	Expand business in imaging, AV network, business solution markets on ‘Eco & Smart’

2. Appliances Company

2-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	1,114.6	1,145.0
Operating profit	61.3	80.0

2-2.	Business Vision

Acceleration of global development and expansion of business areas toward ‘No.1 Green Innovation Company in Appliances’ by 2018

2-3.	Focuses in FY2013

(1) Acceleration of global growth in BtoC business (finished products)

•	Acceleration of growth in BtoC business mainly in emerging countries

•	Achieving growth led by 3 main products (air-conditioner, refrigerator and washing machine)

•	Acceleration of global development in small products which are related to health, beauty/grooming and cooking

(2) Expansion of BtoB business (equipment and devices)

•	Acceleration of global development in large-size air conditioners and cold chain

•	Business expansion in environmental and energy fields

(3) Strengthening manufacturing ability which support competitive products

•	Strengthening core technology which support next generation products

•	Strengthening cost competitiveness

3. Global Consumer Marketing Sector

3-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	2,384.0	2,385.0

3-2.	Mission

Innovate our life as a challenger

3-3.	FY2013 Growth strategy

(1) Product: Expand appliance business

•	Increase appliance sales especially air-conditioning products

•	Transform TV business to value-added products

(2) Market: Emerging countries

•	Expand market in middle income group and suburban area

•	Create locally oriented products

(3) Marketing: Further ‘pull’ strategy

•	Strengthen overseas advertizing and branding

4. Automotive Systems Company

4-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	653.2	720.0
Operating profit	4.9	18.0

4-2.	Business policy

Contributing to the creation of a new motoring society through electronics

4-3.	Growth strategies

(1) Global multimedia business

 Audio

•	Pursuing sound quality inside car : ELS/Fender collaboration

‚ Display

•	Large screen information display/HMI (Human machine interface) : cockpit system

ƒ Connectivity

•	Compatible with smart-phones, using application : mirror link/compatible with iPhone application

„ Navi

•	Car navigation in new cars : software collaboration with car manufacturers and regions

•	Car navigation for self installment : designing for each car model, strengthening PND line-ups

•	Development of new markets (active navigation)

(2) New businesses (EV-related business)

•	Transferring home environmental technology such as ‘saving-, storing- and creating- energy’ for houses to automobiles

•	Appling technologies, evaluation and verification which are used for electrical components to new businesses

5. Industrial Devices Company

5-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	1,404.6	1,420.0
Operating profit	-16.6	40.0

5-2.	Management vision

• Target	: Global No.1 device company

• Customer oriented	: Offer customer-oriented products

• Business targets	: Increase top market share product sales ratio to more than 70%
Sustainable growth in sales and profitability with double digit operating profit

5-3.	Focuses in FY2013

(1) Semiconductor business

•	Move back into the black

•	Transform business from AV/system LSI

(2) Optical device business

•	Improve profitability

•	Lead to thin product market

(3) Electronic component and electronic material businesses

•	Create and expand core business

•	Grow with new business

•	Make profit with overseas business expansion

(4) Core field expansion

 Mobile product

•	Increase mobile product sales focusing on being thinner and more diversified

‚ Eco friendly market

•	Expand environmental infrastructure market with our strength with EV and increase sales in eco friendly products (EV and infrastructure)

5-4.	Towards further growth

•	Integrate core technologies

•	Strengthen single business

•	Expand into new growing areas

6. Energy Company

6-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	614.9	660.0
Operating profit	-20.9	3.0

6-2.	Mission

As a growth engine business in Panasonic group, lead and contribute to become the ‘No.1 Green Innovation Company’ in the Electronics Industry

6-3.	Business strategy

(1) Selection and concentration

•	Positioning solar and lithium-ion battery business (for consumer, eco-cars and storing battery) as core businesses and deploying management resources

(2) Acceleration of global development

•	Establishing global structures in development, designing, procurement, manufacturing and marketing

6-4.	Growth strategies

(1) Solar

•	Targeting the residential sector, where benefits of the high-conversion efficient HIT solar panels can be fully utilized

•	Development of HIT and multi-crystal panels for industrial market

•	Making full use of Panasonic Group sales channels

•	Offering energy creation-storage coordination system

•	Increasing cost competitiveness and expanding production capacity in new factory in Malaysia

•	Further improvement of conversion efficiency, acceleration of new generation HIT

(2) Lithium-ion battery

 For consumer-use

•	Changing business structure and improvement of cost competitiveness

•	Responding to market speedily and business expansion through optimal supply

‚ For eco-cars

•	Developing proactive multi-direction approach strategy

ƒ For storage battery

•	Expanding various areas from public and industrial use to residential use

7. Systems & Communications Company

7-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	840.8	900.0
Operating profit	17.3	24.0

7-2.	Business policy

Aim for increases both in sales and profitability based on ’strengthening product competitiveness’ and ’expansion of solution business’

(1) Main strategy for communication business

•	Focus on smart-phone business thoroughly

•	Expansion through solution: strengthening overall net work system in BtoB market

(2) Main strategy in security business

•	Expansion of product line-up for net work security

•	Expansion through solution: infrastructure global expansion and strengthening cloud business

(3) Sales increase in group products through solution

•	Transferring’ comprehensive business model’ in Japan to overseas markets

(4) Overseas development of solutions

•	Strengthening marketing mainly in U.S., Europe, Asia and China

(5) Strengthening profitability

•	Expand solution business mainly in overseas markets and increase profitability

8. Eco Solutions Company

8-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	1,525.8	1,600.0
Operating profit	58.9	60.0

8-2.	Target

Expand global value chain and lead group wide sales with comprehensive solution business

8-3.	Focuses in FY2013

(1) Increase sales in environmental and energy solution related products

•	Differentiate our products in order to create comfortable space with energy saving electronic materials, equipment, building material and home appliances and strong linking technology

(2) Accelerate global sales growth

•	Expand global solution business broadening sales channels

(3) Further increase comprehensive solution business

 ‘100 arrows’ project

‚ Corporate project

ƒ Competitive product creation

9. Healthcare Company

9-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	133.6	139.8
Operating profit	8.8	9.1

9-2.	Business vision

Contribute to healthy life

9-3.	FY2013 Business policy

(1) Strengthen diagnostic agent

•	Expand sales fully introducing next generation high accuracy sensors

(2) Expand overseas sales

•	Establish domain sales companies in the U.S., Europe and China

(Ultracold freezer, CO2 incubator, automatic tablet-packing machine)

(3) Further grow with strong tie to Biomedica and Medicom

9-4.	Towards further growth in FY2016

(1) Expand global sales channel

•	Strengthen tie to customers

•	Establish business structure for sustainable profit growth

(2) Start up new business

•	Offer equipment for cellular therapy

•	Expand in-hospital service robot business

10. Manufacturing Solutions Company

10-1.	FY2012 Results, FY2013 Targets

		(billion yen)
	FY2012 Results	FY2013 Targets
Sales	159.8	186.0
Operating profit	25.1	29.0

10-2.	Targets

(1) Mission (customer value)

Contributing development of global society with manufacturing solution

(2) Vision (target)

•	Targeting top-class share in the industry in main products

•	Building strong management structure which can cope with economic change

10-3.	FY2013 Business plan

(1) Growth strategy

•	Strengthening main businesses thoroughly (electronic component mounting, welding/robot)

•	Expansion of business areas (new products, developing new customers)

(2) Global strategy

•	Improvement of cost competitiveness (strengthening overseas locations – local production for local consumption)

•	Sales expansion in emerging countries (inland China, India, Eastern Europe, Brazil etc.)

(3) Strengthening management structure

•	Demonstration of synergies

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

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